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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                            Prime Group Realty Trust
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                                (Name of Issuer)

         Common Shares of Beneficial Interest, $0.01 par value per share
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                         (Title of Class of Securities)

                                    74158J103
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                                 (CUSIP Number)

                            Lawrence R. Gottesdiener
                        Northland Capital Investors, LLC
                             2150 Washington Street
                                Newton, MA 02462
                                 (617) 965-7100

                                 With a copy to:
                            Steven P. Rosenthal, Esq.
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                              One Financial Center
                                Boston, MA 02111
                                 (617) 542-6000

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 5, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

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     This is Amendment No. 2 to the Schedule 13D, filed December 6, 2002, by
Northland Capital Partners L.P., a Delaware limited partnership, Northland Capital Investors, LLC, a Delaware limited liability company, NCP, LLC, a Delaware limited liability company, Lawrence R. Gottesdiener, Robert S. Gatof and David M. Frieze (collectively, the "Reporting Persons") and amended by Amendment No. 1 thereto filed December 19, 2002 (collectively, the "Schedule 13D"). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 13D.

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Persons have agreed to file one statement with respect to their ownership of common shares of Prime Group Realty Trust. The Joint Filing Agreement among the Reporting Persons was attached as
Exhibit 99.1 to the Schedule 13D.

     This filing of Amendment No. 2 is not, and should not be deemed to be, an admission that this Amendment No. 2 is required to be filed. This Amendment No. 2 amends the Schedule 13D only as written below.

Item 4 is amended by including the following:

Item 4. Purpose of Transaction

     On February 5, 2003, Northland Capital Partners L.P. sent a letter to the Company terminating all discussions and negotiations relating to a possible negotiated transaction with the Company.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                               Executed this 6th day of February, 2003.

                                      Northland Capital Partners L.P.
                                      By:  Northland Capital Investors, LLC,
                                             its General Partner

                                      By:  /s/ Lawrence R. Gottesdiener
                                           ----------------------------
                                           Lawrence R. Gottesdiener, Manager


                                      Northland Capital Investors, LLC,


                                      By:  /s/ Lawrence R. Gottesdiener
                                           ----------------------------
                                           Lawrence R. Gottesdiener, Manager


                                      NCP, LLC


                                      By:  /s/ Lawrence R. Gottesdiener
                                           ----------------------------
                                           Lawrence R. Gottesdiener, Member


                                      /s/ Lawrence R. Gottesdiener
                                      ----------------------------
                                      Lawrence R. Gottesdiener


                                      /s/ Robert S. Gatof
                                      --------------------
                                      Robert S. Gatof


                                      /s/ David M. Frieze
                                      -------------------
                                      David M. Frieze



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